SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  June 19, 2003

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                            Form 20-F X Form 40-F
                                     ---          ---

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes       No X
                                     ---     ---

        (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes       No X
                                     ---     ---

        (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are
            traded, as long as the report or other document is not a
          press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.)

          Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby
            furnishing the information to the Commission pursuant to
           Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes       No X
                                     ---     ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 CORUS GROUP plc



Date: June 19, 2003                         By  Theresa Robinson
                                                ----------------
                                                Name: Mrs T Robinson
                                                Group Secretariat Co-ordinator

NEWS RELEASE                                                        LOGO OMITTED



London, 19 June 2003
Ref: 167

CORUS COMPLETES ACQUISITION AND SALE OF 50 PER CENT OF LUSOSIDER


Further to its announcement of April 22, 2003 Corus Group plc ("Corus") has completed the purchase of Sollac Mediterranee's ("Sollac") 50 per cent share in Lusosider Projectos Siderugicos S.A. ("Lusosider") for EUR10.84 million ((pound)7.59 million approx) in cash. Lusosider is a Portuguese 50/50 joint venture between Corus and Arcelor S.A. ("Arcelor") producing hot dipped galvanised steel sheet and electrolytic tinplate. Sollac is a subsidiary of Arcelor.

Simultaneously, Corus has completed the sale of this 50 per cent share to Banco Espirito Santo de Investimento, S.A. ("Espirito Santo Investment") of Portugal for the same consideration. Espirito Santo Investment has also completed the sale of this 50 per cent share to Companhia Siderurgica Nacional ("CSN") of Brazil. Corus will retain its current 50% holding.

The completion of the purchase from Sollac follows confirmation by the European Commission that this meets Arcelor's undertaking to divest its stake in Lusosider. Both sales have received Portuguese regulatory approval.

ENDS







Corus
30 Millbank
London, SW 1P 4WY
T +44(0)20 7717 4502
www.corusgroup.com